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August 16, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Claimsnet.com inc.
     File Ref. No. __________

We were previously the principal accountant for Claimsnet.com inc. and, under the date of January 22, 1999, except for Note M which is as of February 28, 1999, we reported on the consolidated financial statements of Claimsnet.com inc. and subsidiary as of December 31, 1998, 1997, and 1996 and for the years ended December 31, 1998 and 1997 and the period from April 8, 1996 (inception) to December 31, 1996. On August 10, 1999, our appointment as principal accountant was terminated. We have read Claimsnet.com inc.'s statements included under Item 4 of its Form 8-K dated August 10, 1999 and we agree with such statements.

Yours truly,

/s/ King Griffin & Adamson P.C.

King Griffin & Adamson P.C.